SQUIRE, SANDERS & DEMPSEY L.L.P.
1300 Huntington Center 41 South High Street Columbus, OH 43215-6197
Office:	+1.614.365.2700
Fax:	+1.614.365.2499

April 15, 2008

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Edward M. Kelly, Senior Counsel
Jennifer R. Hardy, Legal Branch Chief
Division of Corporation Finance

Re:	Dominion Homes, Inc.
Preliminary Proxy Statement on Schedule 14A and
Preliminary Transaction Statement on Schedule l3E-3
Filed March 7, 2008
File Nos. 0-23270 and 5-49605

Dear Mr. Kelly and Ms. Hardy:

On behalf of Dominion Homes, Inc. (the “Company”), we are responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated April 4, 2008 with respect to the above-referenced Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A. In addition to the Company, this response also is being provided on behalf of the other “filing persons” to the Schedule 13E-3 based upon information provided to us by each of such filing persons or their respective representatives.

In connection with this response the Company is today also filing with the Commission Amendment No. 1 to Schedule 13E-3 (the “Amended 13E-3”) and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) each of which reflects the responses set forth below. We are sending you via overnight delivery three (3) courtesy copies of the Amended 13E-3 and Amended Proxy Statement, marked to show changes against the filings with the Commission on March 7, 2008.

To facilitate the staff’s review, this letter includes each of the staff’s comments in italics followed by a response to the questions raised. Please note that, as appropriate, the Company

CINCINNATI•CLEVELAND•COLUMBUS•HOUSTON•LOS ANGELES•MIAMI•NEW YORK•PALO ALTO•PHOENIX

SAN FRANCISCO•TALLAHASSEE•TAMPA•TYSONS CORNER•WASHINGTON DC•WEST PALM BEACH | CARACAS

RIO DE JANEIRO•SANTO DOMINGO | BRATISLAVA•BRUSSELS•BUDAPEST•FRANKFURT•LONDON•MOSCOW•PRAGUE•WARSAW | BEIJING

HONG KONG• SHANGHAI•TOKYO | ASSOCIATED OFFICES: BUCHAREST•BUENOS AIRES•DUBLIN•KYIV•SANTIAGO

www.ssd.com

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 2

has included changes to the Amended 13E-3 and the Amended Proxy Statement and page references are to the enclosed marked copies. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Proxy Statement.

PREM 14A

Proxy Statement’s Cover Page

1.	Please limit the cover page to one page.

In response to the staff’s comment, the Company has limited the cover page for the introduction to one page.

2.	In the second paragraph, revise the discussion which includes the technical use of merger subsidiaries to state simply what will occur in the transaction and after the merger, i.e., that BRC will acquire the company, cash out stockholders, and take it private and that as part of the transactions part of the company’s debt will be forgiven. Please also comply in the letter to stockholders and in the Q & A.

The Company has complied with the staff’s request by revising the cited paragraph in the introduction to state briefly what will occur in the transaction and after the merger. Comparable revisions have been made in the letter to stockholders. Pursuant to comment No. 7 below, the discussion on the proposed transaction including the technical use of merger subsidiaries in the Q & A has been deleted.

Introduction

3.	Here and elsewhere in the document, including the fifth bullet point on page 27 and the first bullet point on page 29, you describe the negotiations between the special committee and its advisors and the sponsors and the Borror shareholders and their advisors as “arm’s-length” negotiations. Our view is that references to negotiations or other aspects of a Rule 13e-3 or a going private transaction as “arm’s-length” are inappropriate, irrespective of whether independent directors or similarly positioned agents conducted the negotiations. Remove the phrase “arm’s-length” wherever it appears in the filing. We will not object, however, to text that provides your views about the procedural protections associated with the use of a special committee or similar mechanisms.

In response to the staff’s comment, the Company has deleted the language “arm’s-length” throughout the Amended Proxy Statement.

Table of Appendices, page iii

4.	Ensure that the tabular designations conform to the captions included on the face of each document. Although the table designates each document as an “Appendix,” the caption

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 3

included on the face of each document uses “Annex” to label the document. For example, the table refers to “Appendix A,” but the caption on the face of the document reads “Annex A.” Please revise. Similarly, revise the 13E-3, including its exhibit index.

The Company has complied with the staff’s request by revising the caption included on the face of each document from “Annex” to “Appendix” in conformity with the table of appendices set forth in the Table of Contents of the Amended Proxy Statement.

5.	The statements on pages 5 and 29 that Houlihan Lokey’s opinion is attached as appendix E and the statements on pages 5 and 38 that Raymond James’ opinion is attached as appendix F or annex D are inconsistent with the designations in the table of appendices, the 13E-3 and its exhibit index, and the captions included on the first page of each opinion. Please reconcile the disclosures, and ensure that references throughout the filings to the various documents attached as annexes are consistent and accurate.

The Company has complied with the staff’s request by reconciling the appendix references throughout the Amended Proxy Statement and Amended Schedule 13E-3.

6.	Expand the table of appendices to include:

•	Presentation of Raymond James & Associates, Inc. to the Board of Directors, dated January 18, 2008.

•	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors, dated January 17, 2008.

We note that the presentations are included in the exhibit index of the 13E-3 and are attached to the PreM14A although only one of the attachments has a caption or label. Please revise.

As previously discussed with the staff, the Company has not expanded the table of appendices to include the presentation materials referenced above, since these materials were not previously attached to the Preliminary Proxy Statement. These materials are attached to the Schedule 13E-3 and are incorporated by reference in the Amended 13E-3.

Summary Term Sheet, page 1; Questions and Answers about the Merger, page 11

7.	Some of the information that appears in the summary term sheet is repeated in the questions and answers or Q&A about the merger. Please revise to remove repetitive disclosures. If you use both a summary term sheet and a Q&A, ensure that each has a discrete purpose. For example, use the summary term sheet to discuss the substance of the transaction and the Q&A to discuss the mechanics of the special meeting.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 4

The Company has complied with the staff’s request by removing the repetitive disclosures in the “QUESTIONS AND ANSWERS ABOUT THE MERGER” section. This section now only discusses the mechanics of the special meeting under the revised title “QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING.”

Termination of the Merger Agreement, page 8

8.	The first bullet point under “Parent” refers to a Change of Company Recommendation “as defined below” and the Company Recommendation “as defined below.” Rather than referring to a definition elsewhere in the document, explain a definition’s meaning when the definition is introduced in the document.

The Company has complied with the staff’s request by defining the terms “Change of Company Recommendation” and “Company Recommendation” in the first bullet point on page 8 of the Amended Proxy Statement.

Rollover Commitment Letter and Voting Agreement, page 9

9.	State the value assigned to the shares of common stock of Dominion Homes contributed by BRC to the parent in the merger. We note the values assigned to the BRC put and the sponsors call on page 10.

The Company has complied with the staff’s request by stating the value ($0.65) assigned to each share of the Company’s common stock contributed by BRC to the parent in the merger, which is reflected on pages 9 and 74 of the Amended Proxy Statement.

Questions and Answers about the Merger, page 11

10.	Disclosure in the first Q&A on page 12 that the recommendation of the board is “based in part” upon the recommendation of the special committee is inconsistent with the disclosure in the second Q&A on page 12 and the disclosure on page 26 that the recommendation of the board is “based” on the recommendation of the special committee. Please reconcile the disclosures. Note that the special committee is not a filing person, and each filing person, including Dominion Homes, must produce an express statement on the substantive and procedural fairness of the transaction to the unaffiliated shareholders to satisfy the requirements of Item 8 of Schedule l3E-3 and Item 1014 of Regulation M-A. Further, each filing person, including Dominion Homes, must disclose the reasons and analyses upon which it based its fairness determination or expressly adopt the reasons and analyses of another party. In disclosing those reasons, the factors contained in instruction 2 to Item 1014 of Regulation M-A must be addressed. As appropriate, revise throughout the filing, particularly pages 27-29. Refer also to the related comment below.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 5

The Company has complied with the staff’s request by deleting the above referenced Q&A and providing additional disclosure on pages 26-27 and pages 29-30 of the Amended Proxy Statement.

Required vote; Calculation of Vote; Abstentions and Broker Non-Votes, page 15

11.	We note your disclosure that “the persons named in the proxies will not use their discretionary authority to use proxies voting against the merger to vote in favor of adjournment or postponement of the special meeting.” As you know, we consider the vote to adjourn a meeting to solicit additional votes to be a substantive matter over which proxy holders may not exercise discretionary authority. Please clarify your disclosure accordingly.

In response to the staff’s comment, the Company has deleted the sentence referenced above, as reflected on page 14 of the Amended Proxy Statement.

Market Value of Common Stock During 2007, page 19

12.	Please update the disclosure relating to NASDAQ compliance.

The Company has complied with the staff’s request by providing additional disclosure on page 18 of the Amended Proxy Statement.

Chronology of the Merger, page 20

13.	Summarize the list of issues that Dominion Homes provided the sponsors to clarify on December 14, 2007.

The Company has complied with the staff’s request by summarizing the list of issues on page 22 of the Amended Proxy Statement.

Recommendation of the Special Committee and the Board; Fairness of the Merger, page 27

14.	The board should discuss in reasonable detail the material factors upon which the belief of fairness of the Rule 13e-3 transaction as to the unaffiliated security holders is based and, to the extent practicable, the weight assigned to each factor. The discussion must include an analysis of the extent, if any, to which the board’s beliefs are based on the factors described in Instruction 2 of Item 1014 of Regulation M-A, and paragraphs (c), (d) and (e) of this section and Item 1015 of Regulation M-A. To the extent any of the factors listed there were not considered in the context of this transaction, the explanation of why the factor was not considered is important for a shareholder seeking to understand the board’s analysis of this transaction. Please expand to address. To the extent these filing persons seek to rely on the fairness determination of another entity to satisfy their obligations under Item 1014 of Regulation M-A, they must expressly adopt the analysis and conclusions of that entity. For example, does the board expressly adopt the fairness opinion of one of the advisors? In that

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 6

respect, we note that this section does not address the board’s consideration of net book value, going concern value, or liquidation value, please revise accordingly. Further, we note that the opinion of Houlihan Lokey expressly disclaims estimate or consideration of liquidation value, both on page 31 and F-3 of its opinion.

The Company has complied with the staff’s request by providing additional disclosure on pages 26-27 of the Amended Proxy Statement.

Parent’s and the Investor Group’s Purpose and Reasons for the Merger; Alternatives to the Merger; Fairness of the Merger, page 28

15.	We note your statement that the parent and the investor group considered historical and current market prices and also considered going concern and liquidation values, but believe that you should provide more information regarding the relevance of the factors listed in Instruction 2 to Item 1014 of Regulation M-A in addressing the substantive fairness of the going private transaction. When a factor which would otherwise be important in determining the terms of the transaction is not considered or given little weight because of particular circumstances, this may be a significant aspect of the decision-making process which should be discussed in order to make the item disclosure understandable and complete. For example, if liquidation value was disregarded because the issuer or affiliate believed that the company’s assets would be very difficult to sell, or if historical market prices were believed not to be indicative of the value of the securities because of recent adverse developments, the bases for such beliefs should be discussed. In responding to this comment please be mindful that the requirement of a reasonably detailed discussion of the material factors underlying the affiliates’ beliefs as to the fairness of the transaction is designed to assist security holders in making their investment decision by providing them with information, from the most knowledgeable source, regarding the terms and effect of the transaction in relation to the business and prospects of the issuer. Vague and non-specific information should be avoided. Each factor which is material to the transaction should be discussed and, in particular, if any of the sources of value indicate a value higher than the value of the consideration offered to unaffiliated security holders, the discussion should specifically address such difference and should include a statement of the bases for the belief as to fairness in light of the difference. See Q & A No. 20 and 21 in Exchange Act Release 17719 (April 13, 1981). Please revise to explicitly address each factor.

The Company has complied with the staff’s request by providing expanded disclosure on pages 29-30 of the Amended Proxy Statement.

16.	The phrase in the seventh bullet point on page 27 that “committees of independent directors are a commonly-used mechanism that is recognized under applicable law to ensure fairness in going-private transactions of this type.” Please revise this disclosure to make it clear that this is a board consideration; not a conclusory statement in response to the requirements of Item 1014 of Regulation M-A.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 7

The Company has complied with the staff’s request by revising the phrase in the seventh bullet on page 27 of the Amended Proxy Statement to read as follows:

the Board took effective steps to ensure the procedural fairness of the Merger, by the formation of the Special Committee to consider and negotiate solely on behalf of the Unaffiliated Shareholders the price and terms of the Merger, including specifically the Special Committee’s retention of independent legal and financial advisors.

Opinion of Houlihan Lokey to the Special Committee, page 29: Opinion of Raymond James to the Board, page 38

17.	We note the disclosure on page 32 and the opinion attached as annex F, that Houlihan Lokey’s opinion “was not intended to be used, and may not be used, by other person or for any other purpose, without Houlihan Lokey’s prior written consent” and that “[t]his Opinion.is not intended to, and does not, confer any rights or remedies upon any other person.” Similarly, the opinion attached as annex E states that Raymond James’ opinion “is not to be quoted or referred to, in whole or in part, without our prior written consent.” These limitations appear to limit reliance by investors on the opinions. We view these limitations as inappropriate since the opinions are being provided to shareholders in a public disclosure document under the federal securities laws. Please either delete these limitations or disclose the basis for the advisors’ belief that shareholders cannot rely on the opinion to support any claims against it arising under applicable state law. Describe any applicable authority or disclose that the availability of this defense will be resolved by a court of competent jurisdiction. Also disclose that the resolution will have no effect on the rights and responsibilities of the board of directors under applicable state law and disclose that the availability of the defense would have no effect on the rights and responsibilities of either the advisor or the board under federal securities laws. See SEC Current Issues Outline, Section II.D.1, November 14, 2000, available at http://www.sec.gov.

The Company has complied with the staff’s request by causing Appendix E to the Amended Proxy Statement to be revised by Raymond James, as reflected on page E-3. The Company has further complied with respect to Houlihan Lokey by revising page 33 to the Amended Proxy Statement and causing Appendix F to the Amended Proxy Statement to be revised by Houlihan Lokey as reflected on page F-4.

18.	Expand the disclosure to state whether each of Houlihan Lokey and Raymond James has any obligation to update its opinion.

In response to the staff’s comment, the Company notes that this disclosure is already included in the Amended Proxy Statement on page 33 with respect to Houlihan Lokey (“Houlihan Lokey did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring after January 18, 2008.”) and on page 43 with respect to Raymond James (“. . .Raymond James does not have any obligation to update, revise or reaffirm that opinion.”).

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 8

Other Matters, page 37

19.	Disclose the dollar amount of the fees that Dominion Homes has agreed to pay Houlihan Lokey for its services. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

The Company has complied with the staff’s request by disclosing the dollar amount of the fees the Company has paid Houlihan Lokey for its services on page 37 of the Amended Proxy Statement.

20.	We note that the opinion of Houlihan Lokey expressly disclaims estimate or consideration of liquidation value, both on page 31 and F-3 of its opinion. Further, throughout your disclosure, you refer to “qualifications and limitations on the review undertaken” when describing the opinions of both Houlihan Lokey and Raymond James. Please tell us, in a supplemental response whether Houlihan Lokey or Raymond James received instructions from the subject company or affiliate; and any limitation imposed by the subject company or affiliate on the scope of the investigation. See Item 1015(b)(6) of Regulation M-A.

In response to the staff’s comment, please be advised that we understand that neither the Company nor any affiliate placed any limitations on either Houlihan Lokey or Raymond James in the scope of their respective investigations, and both Houlihan Lokey and Raymond James did not receive specific instructions from any party regarding the scope of their fairness opinion review. The Company has provided additional disclosure regarding this point with respect to Houlihan Lokey on page 33 of the Amended Proxy Statement. Existing disclosure regarding this point with respect to Raymond James is on page 43 of the Amended Proxy Statement.

21.	Disclose compensation paid or to be paid to Houlihan Lokey and any of its affiliates for any other services to Dominion Homes or any affiliates in the most recent two years. Alternatively, confirm to us that there was none. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A. Similarly, disclose compensation paid or to be paid to Raymond James and any of its affiliates for any other services to Dominion Homes or any affiliates in the most recent two years. We note the disclosure in the opinion attached as annex E that Raymond James served as Dominion Homes’ financial advisor in 2006 and received a fee for its services. See Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

The Company has complied with the staff’s request by providing additional disclosure on pages 37 and 43 of the Amended Proxy Statement.

Detailed Liquidation Analysis, page 41

22.	Please explain what the results of this analysis were in relation to Raymond James’ determination that the merger consideration is fair.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 9

The Company has complied with the staff’s request by providing additional disclosure on page 43 of the Amended Proxy Statement.

Certain Effects of the Merger, page 44

23.	We note your disclosure that you have “approximately $10 million of federal and $14 million of state net operating loss carryovers expiring from 2007 to 2026. As of December 31, 2007, the Company has recorded valuation allowances for certain tax attributes and other deferred tax assets. At this time, sufficient uncertainty exists regarding the future realization of these deferred tax assets through future taxable income or carry back opportunities. If in the future the Company believes that it is more likely than not that these deferred tax benefits will be realized, the valuation allowances will be reversed. As of December 31, 2007, the Company had federal net operating loss carryforwards of $49,617,000 expiring in 2027 and state net operating loss carryforwards of $4,603,000 and $8,192,000 expiring in 2026 and 2027, respectively.” Please disclose whether the surviving company will be able to utilize those net operating loss carryovers. See Instruction 2 to Item 1013 of Regulation M-A.

The Company has complied with the staff’s request by providing additional disclosure on page 44 of the Amended Proxy Statement.

Executive Officers and Directors, page 46

24.	Identify the executive officers of Dominion Homes that will hold substantially similar positions with the surviving corporation after the merger’s completion.

The Company has complied with the staff’s request by identifying Messrs. Douglas Borror and William Cornely as executive officers of the Company who will hold substantially similar positions with the surviving corporation after the Merger, as set forth on page 46 of the Amended Proxy Statement.

Interim and Definitive Stockholders Agreements, page 75

25.	In the last sentence, state the dollar amount of the transaction fee that merger sub will pay to the sponsors or their affiliates.

The Company has complied with the staff’s request by providing additional disclosure on page 75 of the Amended Proxy Statement.

Rights of Dissenting Shareholders, page 77

26.	Remove the statement that the summary is qualified by reference to “other provisions of the Ohio General Corporation Law.” We will not object, however, to the reference to section 1701.85 of the Ohio Revised Code since it is attached as annex G.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 10

The Company has complied with the staff’s request and deleted the statement referenced above, as reflected on page 77 of the Amended Proxy Statement.

Annex H

Business, page H-1

27.	Since this is a going private transaction, the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are inapplicable. See section 21E(b)(1)(E) of the Exchange Act, and delete the reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the second paragraph. Alternatively, revise the disclosure to make clear that the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are inapplicable because this is a going private transaction.

The Company has complied with the staff’s request by deleting reference to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in the second paragraph on page H-1 of Appendix H.

Legal Proceedings, page H-9

28.	For each of the three lawsuits captioned Stuart., Rece., and Rudawsky., quantify the amount of damages sought. See Item 103 of Regulation S-K and the item’s instructions.

The Company has complied with the staff’s request by providing additional disclosure with respect to each of the three captioned lawsuits on pages H-9 and H-10.

Form of Proxy

29.	Revise the form of proxy to identify it clearly as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

The Company has complied with the staff’s request by including the requisite legend at the top of the form of proxy as required by Rule 14a-6(e)(1) of Regulation 14A.

13E-3

General

30.	Delete the language on page 2 that none of the filing persons takes responsibility for “the accuracy of any information not supplied by such Filing Person.” As signatories to the Schedule 13E-3, the filing persons equally share responsibility for the accuracy of the information contained in the filing and cannot reallocate the risk associated with omissions in the Schedule l3E-3 by making a disclaimer.

SQUIRE, SANDERS & DEMPSEY L.L.P.

Securities and Exchange Commission
April 15, 2008
Page 11

The Company has complied with the staff’s request by deleting the aforementioned language on page 2 of the Amended 13E-3.

31.	The statement on page 2 that the filing of the Schedule 13E-3 shall not be construed as an admission by any filing person that it is an affiliate of Dominion Homes is inconsistent with the disclosures required by Schedule 13E-3. Please delete.

The Company has complied with the staff’s request by deleting the aforementioned language on page 2 of the Amended 13E-3.

Closing

When responding to our comments, provide a written statement from each filing person in which each filing person acknowledges that:

•	Each filing person is responsible for the adequacy and accuracy of the disclosures in the filings.

•	Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

•	The filing persons may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

In response to the staff’s request, each Schedule 13E-3 filing person has executed a written statement acknowledging the foregoing, which is attached hereto as Exhibit A.

* * * * *

We appreciate the efforts of the staff to assist the Company in resolving the above comments. Please contact the undersigned at (614) 365-2743 if you have any questions regarding the responses set forth above.

Very truly yours,

/s/ Fred A. Summer

cc:

William G. Cornely (Dominion Homes, Inc.)

Donald W. Hughes, Esq. (Squire, Sanders & Dempsey L.L.P.)

Randall M. Walters, Esq. (Jones Day)

Marilyn Sobel, Esq. (Paul, Weiss, Rifkind, Wharton & Garrison LLP)

Michael A. Cline, Esq. (Vorys, Sater, Seymour and Pease LLP)

Exhibit A

This Statement (this “Statement”) is made as of April 15, 2008 by the undersigned (collectively, the “Filing Persons”) in connection with the filing of Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A and any further amendments thereto (the “Amended Proxy Statement”) and Amendment No. 1 to Schedule 13E-3 and any further amendments thereto (the “Amended 13E-3”) with the Securities and Exchange Commission (the “Commission”) on April 15, 2008.

In connection with the filing of the Amended Proxy Statement and the Amended 13E-3 and in response to the request by the staff of the Commission in its comment letter to the Company dated April 4, 2008, through execution of this Statement, the Filing Persons hereby acknowledge the following: (i) each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in the Amended Proxy Statement and Amended 13E-3; (ii) staff comments or changes to disclosure in response to staff comments in the Amended Proxy Statement and Amended 13E-3 reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amended Proxy Statement and Amended 13E-3; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DOMINION HOMES, INC.		DOMINION HOLDING CORP.

By:	/s/ William G. Cornely	By:	/s/ Richard Petrilli
Name:	William G. Cornely	Name:	Richard Petrilli
Title:	Executive Vice President	Title:	Authorized Signatory

DOMINION MERGER CORPORATION		SPCP GROUP, LLC

By:	/s/ Richard Petrilli	By:	/s/ Richard Petrilli
Name:	Richard Petrilli	Name:	Richard Petrilli
Title:	Authorized Signatory	Title:	Authorized Signatory

SILVER OAK CAPITAL, L.L.C.		BRC PROPERTIES INC.

By:	/s/ Fred Berger	By:	/s/ David S. Borror
Name:	Fred Berger	Name:	David S. Borror
Title:	Chief Administrative Officer	Title:	President

/s/ DOUGLAS G. BORROR		/s/ DAVID S. BORROR
DOUGLAS G. BORROR		DAVID S. BORROR